(As filed with the Securities and Exchange Commission
					December 27, 2000)

									File No. 70-9791
				        UNITED STATES
			   SECURITIES AND EXCHANGE COMMISSION
				    Washington, D.C. 20549
				      AMENDMENT NO. 2 TO
                              FORM U-1
                 APPLICATION OR DECLARATION UNDER THE
              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ----------------------------------

                   Madison Gas and Electric Company
                        133 South Blair Street
                            P.O. Box 1231
                    Madison, Wisconsin 53701-1231

            (Names of companies filing this statement and
              addresses of principal executive offices)
                  ---------------------------------

                                 None

           (Name of top registered holding company parent)
                  ---------------------------------

                          Mark C. Williamson
         Executive Vice President and Chief Strategic Officer
                   Madison Gas and Electric Company
                        133 South Blair Street
                            P.O. Box 1231
                    Madison, Wisconsin 53701-1231

               (Name and address of agent for service)

  The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

Lee Cullen                         Gary Mathis
Cullen Weston Pines & Bach LLP     Madison Gas and Electric Co.
122 West Washington Avenue         133 South Blair Street
Suite 900                          P.O. Box 1231
Madison, WI 53703                  Madison, WI 53701-1231
Ph: (608) 251-0101                 Ph: (608) 252-7000
Fax: (608) 251-2883                Fax: (608) 252-7098
E-mail: cullen@cwpb.com            E-mail: gmathis@mge.com

		   TABLE OF CONTENTS
								 				Page

ITEM 1:	DESCRIPTION OF PROPOSED TRANSACTION . . . . . . . . 3
    A.	Introduction and Request for Commission Action. . . 3
	1.	Description of MGE. . . . . . . . . . . . . . . . . 4
	2.	Description of MGE's Non-Utility Subsidiaries . . . 6
	B.	Transco Legislation . . . . . . . . . . . . . . . . 6
	C.	Transco Operations and Organization . . . . . . . . 9
	D.	Transferred Properties . . . . . . . . . . . . . . 20
	E.	Related Orders and Applications
		Pertaining to the Establishment of
		the Transco and Corporate Manager. . . . . . . . . 22

ITEM 2:	FEES, COMMISSIONS AND EXPENSES . . . . . . . . . . 23

ITEM 3:	APPLICABLE STATUTORY PROVISIONS. . . . . . . . . . 23
    A.	Section 10 Standards . . . . . . . . . . . . . . . 23
	1.	Section 10(b). . . . . . . . . . . . . . . . . . . 24
		a.	Section 10(b)(1). . . . . . . . . . . . . . . 24
		b.	Section 10(b)(2). . . . . . . . . . . . . . . 25
			i.	Fairness of Consideration. . . . . . . . 25
			ii.	Reasonableness of Fees . . . . . . . . . 25
		c.	Section 10(b)(3). . . . . . . . . . . . . . . 26
	2.	Section 10(c). . . . . . . . . . . . . . . . . . . 27
		a.	Section 10(c)(1). . . . . . . . . . . . . . . 28
		b.	Section 10(c)(2). . . . . . . . . . . . . . . 28
			(i)	Efficiencies and Economies . . . . . . . 28
			(ii)	Integrated Public Utility System . . . . 29
			(a)	Physical Interconnection . . . . . . . . 30
			(b)	Single Interconnected and
				Coordinated System. . . . . . . . . . . .31
			(c)	Single Area or Region. . . . . . . . . . 31
			(d)	Localized Management, Efficient
				Operation and Effective Regulation . . . 31
	3.	Section 10(f). . . . . . . . . . . . . . . . . . . 33

ITEM 4:	REGULATORY APPROVALS . . . . . . . . . . . . . . . 33

ITEM 5:	PROCEDURE. . . . . . . . . . . . . . . . . . . . . 33

ITEM 6:	EXHIBITS AND FINANCIAL STATEMENTS. . . . . . . . . 34
    A.	Exhibits . . . . . . . . . . . . . . . . . . . . . 34
    B.	Financial Statements . . . . . . . . . . . . . . . 36

ITEM 7:	INFORMATION AS TO ENVIRONMENTAL EFFECTS. . . . . . 37

	Madison Gas and Electric Company hereby amends and restates its Application/Declaration on Form U-1 in Commission file No
70-9791 as follows:

ITEM 1: DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction and Request for Commission Action

	Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Madison Gas and Electric Company ("MGE"), a Wisconsin corporation, hereby requests authorization for a transaction, as described in further detail below, in which: (i) MGE will transfer ownership and control over its transmission assets to American
Transmission Company LLC ("ATC" or the "Transco"), a Wisconsin limited liability company formed on June 12, 2000, which will be a single-purpose transmission company; (ii) MGE will receive, in exchange for such transfer, member units of the Transco in proportion to the value of the transmission assets contributed;
(iii) MGE will purchase Class A shares of ATC Management Inc.
(the "Corporate Manager"), a Wisconsin corporation formed on June 12, 2000, in proportion to the value of the transmission assets contributed; and (iv) MGE will purchase one Class B share of the Corporate Manager. Specifically, MGE requests authority to acquire voting securities of ATC and the Corporate Manager, to the extent that the Corporate Manager is a public utility company within the meaning of the Act. As explained in Section
E below, this request for Commission action is made in conjunction with several other such requests by other parties related to the formation of the Transco.
	Applicants do not at this time request Commission approval for any further transaction by Transco or Corporate Manager. In the event Applicant proposes to engage in any transaction resulting in a material change in the corporate structure, management, or control of Corporate Manager or Transco for which approval of the Commission may be required under the Act, Applicants will undertake to file a Post-Effective Amendment requesting such approval.
	In 1999, the State of Wisconsin enacted legislation that facilitates the formation of a single-purpose transmission company such as the Transco. As explained in more detail below, that legislation, among its other provisions, encourages public utility affiliates of Wisconsin utility holding companies to transfer ownership of their transmission assets to a transmission company. The legislation does so by adjusting the calculation of an existing limit on the amount of unregulated
(or non-utility) investments these holding companies and their affiliates can make, after the transfer of assets to the Transco. The Transco will be managed by the Corporate Manager, which will also hold a portion of the Transco's membership interests. All participants in the Transco will ultimately own a direct or indirect interest in the Transco and the Corporate Manager in proportion to the value of the transmission assets or cash each participant contributes to the Transco (except Edison Sault and South Beloit Water, Gas & Electric Company, which are not expected to invest in the Corporate Manager).
	In addition to MGE the initial participants in the Transco will be Wisconsin Public Power Inc. ("WPPI"), Wisconsin Public Service Corporation ("WPS"), Wisconsin Electric Power Company ("WEPCO"), Edison Sault Electric Company ("Edison Sault"), Wisconsin Power and Light Company ("WPL"), South Beloit Water,
Gas and Electric Company ("South Beloit"), and the Corporate Manager. [N1 - The Commission, in HCAR No. 27206 (Aug. 2, 2000) authorized, among other things, WPL to become a member of the Transco and to acquire shares of the Corporate Manager.] All utilities participating in the Transco are referred to herein as "Member Utilities". Other transmission-owning utilities may, in the future, decide to become members of the Transco, as may certain non-transmission-owning utilities, based on their load-ratio shares.
	MGE intends to contribute its transmission assets to the Transco on or about January 1, 2001. [N2 - Wisconsin law contemplates that the transfer of the transmission assets to the Transco will occur by January 1, 2001.]

	1.	Description of MGE

	MGE is a Wisconsin corporation organized in 1896, that generates, transmits and distributes electricity in Dane County, Wisconsin in an area covering approximately 250 square miles.
MGE also purchases, transports and distributes natural gas throughout a 1,325 square mile area located in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon. MGE is a "public utility" pursuant to PUHCA Sec.
2(a)(5) and is both an "electric utility" and a "gas utility" pursuant to Sections 2(a)(3) and (4). However, MGE is currently not a utility holding company. Moreover, although MGE will be an initial member of the Transco, it is not expected to own a 10% or greater interest in either the Transco or the Corporate Manager, and thus will not become a utility holding company.
	The Public Service Commission of Wisconsin ("Wisconsin Commission") regulates MGE's rates charged for gas and electric service, accounts, issuance of securities, plant and transmission line siting, and other aspects of its business related to the terms and conditions of such retail service. The Federal Energy Regulatory Commission ("FERC") has jurisdiction, under the Federal Power Act, over MGE's transmission facilities, wholesale transactions, certain accounting practices and certain other aspects of MGE's business. The Nuclear Regulatory
Commission ("NRC") has jurisdiction over operation of the Kewaunee Nuclear Power Plant(Kewaunee). MGE has a 17.8% ownership interest in Kewaunee. The other owners are Wisconsin Public Service Corporation ("WPSC"), which operates Kewaunee, and Wisconsin Power and Light Company.
	As of December 31, 1999, MGE supplied electric service to approximately 125,000 customers, of whom 112,000 were located in the cities of Fitchburg, Madison, Middleton and Monona, and 13,000 in adjacent areas. Of the total number of customers, approximately 108,000 were residential and 17,000 were commercial and industrial. Electric revenues for 1999 were derived from sales to the following classes of customers: residential (35%), commercial (47%), industrial (7%), public authorities including the University of Wisconsin (7%), and sales to other utilities (4%). Electric operations accounted for 68% of MGE's total 1999 revenues.
	MGE is a member of Mid-America Interconnected Network, Inc. ("MAIN"), a regional reliability group. MAIN members work together to better utilize reserve generating capacity and coordinate long-range system planning and day-to-day operations. MAIN seeks to maintain adequate planning generation reserve margins in the region, ranging from 15% to 22%. MGE is also a member of the Mid-Continent Area Power Pool ("MAPP") Regional Transmission Committee ("RTC"). RTC members pool their transmission systems allowing each member to easily access economical energy across the Upper Midwest. Each member is then compensated for the energy flows on their individual transmission system.
	MGE also owns and controls approximately 636 MW of net generating capability, and 306 miles of transmission lines and radials.
	In addition to its electric operations, as of Dec. 31, 1999, MGE supplied natural gas service to approximately 111,000 customers in the cities of Elroy, Madison, Middleton, Monona, Fitchburg, Lodi, Verona and Viroqua; 22 villages; and all or parts of 41 townships. Gas revenues for 1999 comprised of residential (57%), commercial (32%), industrial (4%) and other (7%). Transportation service accounted for slightly more than 3% of the total 1999 gas revenues. Gas operations accounted for 32% of MGE's total revenues.
	MGE's gas facilities include 1,955 miles of distribution mains. MGE has physical interconnections with both ANR Pipeline Company (ANR) and Northern Natural Gas Company (NNG). MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at four ANR and one NNG gate station. MGE also receives deliveries at NNG gate stations located in Viroqua and Elroy and in Crawford County. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical supply mix, which includes gas from Canada and the U.S. Mid-Continent and Gulf/Offshore regions.

	2.	Description of MGE's Non-Utility Subsidiaries

	MGE wholly owns the following subsidiaries.
	MAGAEL INC., which holds title to property acquired by the Company for future utility plant expansion and nonutility property.
	Central Wisconsin Development Corporation, which assists new and expanding businesses throughout Central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.
	Great Lakes Energy Corp. - Inactive.   As of Dec. 31, 1999,
Great Lakes Energy Corp. owned 100% of the voting securities of American Energy Management, Inc., an inactive Wisconsin Corporation.
	Wisconsin Resources Corporation - Inactive.
	North Central Technologies, Inc. - Inactive.
	Mid America Technologies, Inc. - Inactive.

    B.	Transco Legislation

	In 1999, the State of Wisconsin enacted legislation that facilitates the formation of the Transco as a for-profit single-purpose transmission company. [N3 - 1999 Wisconsin Act 9, Secs. 2335 tr to 2335 uh (Assembly Amendment to Assembly Subcommittee Amendment 1 to 1999 Assembly Bill 133) (the "Transco Legislation").] In its proposed tariff, the Transco will charge a single system-wide average network rate to be phased in over 5 years in accordance with the Transco Legislation, and a single system-wide average point-to-point rate for "through and out" service. [N4 - The ATC filed its proposed tariff with the FERC on July 31, 2000 in Docket No. ER00-3316-000.] Key benefits of the Transco include the elimination of rate "pancaking" among the Transco members' multiple transmission systems; one-stop shopping for transmission and wholesale distribution services over multiple transmission systems; the reduction of operational barriers within the Transco service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will further functional unbundling. These benefits are in keeping with the goals of the Transco
Legislation and FERC policies. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin utility holding companies to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated
(or non-utility) investments the holding company system can make, after the transfer of their assets to the Transco. [N5 -
Wis. Stat. Sec. 196.485(5). This investment cap applies to any holding company system that owns a Wisconsin public utility. Generally, Wisconsin law limits the amount of assets that all non-utility affiliates in a holding company system may own to an amount equal to 25% of the assets owned by all of the electric public utility affiliates within that system. Wis. Stat. Sec. 196.795(6m)(b). The Transco Legislation permits an electric utility within a holding company system to exclude certain energy related "eligible investments" (as defined in the Wisconsin Public Utility Holding Company Act) from the calculation of non-utility assets that count towards the 25% asset cap if, among other things, each electric utility within a holding company system that owns transmission assets in Wisconsin transfers all of those transmission assets to the Transco before January 1, 2001 and each electric utility within that holding company system petitions, by June 30, 2000, the Wisconsin Commission and the FERC for authority to transfer operational control of all of its transmission facilities in Wisconsin and the surrounding states to the Midwest Independent Transmission System Operator, Inc.] The Transco will be managed by the Corporate Manager. All Transco participants will ultimately own direct or indirect interests in the Transco and the Corporate Manager in proportion to the value of the transmission assets or cash each participant contributes to the Transco. Transmission-dependent utilities, as defined by the Transco legislation, that participate in the Transco will purchase their interests for cash and will obtain ownership shares in proportion to their 1999 Wisconsin load-ratio shares.
Tax exempt transmission-dependent entities that participate in the Transco, such as WPPI, [N6 - WPPI is a municipal electric company owned by 30 Wisconsin municipalities that operate electric utilities. These utilities supply electric power to more than 100,000 customers in Wisconsin and purchase all of their electric requirements from WPPI. WPPI was created pursuant to Wisconsin legislation and is a non-profit, political subdivision of the state. Wis. Stat. Sec. 66.073.] will purchase their interests for cash at a price that will keep the other participants whole, as explained below.
	The Transco Legislation obligates the Transco to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services for a single, system-wide rate for the use of its system under an open-access transmission tariff (the "Transco OATT") that has been filed with the FERC. The Transco Legislation directs that the Transco support robust competition in energy markets, extend no favoritism to any participant and meet the transmission needs of all participants. Under the provisions of the Transco
Legislation, the Transco will transfer the operational control of its transmission facilities to the Midwest Independent Transmission System Operator, Inc. (the "Midwest ISO") when the Midwest ISO becomes operational. If, however, the Midwest ISO fails to commence, or ceases operations, the Transco, in accordance with the Transco Legislation, will join another independent system operator or other regional transmission organization authorized under federal law to operate in Wisconsin.
	As previously stated, the initial participants in the Transco will include, in addition to MGE, WPL, South Beloit, WPPI, WPS, Wisconsin Electric and Edison Sault. [N7 - The
Corporate Manager will also initially own a less than 1% interest in the Transco.] All utilities participating in the Transco are referred to herein as "Member Utilities". Other entities, both within and outside of Wisconsin, may, in the future, decide to become members of the Utilities intend to contribute their transmission assets to the Transco on or about January 1, 2001, (the "Operations Date"). [N8 - The Transco Legislation currently contemplates that the transfer of the transmission assets will occur by the Operations Date.
Accordingly, the Member Utilities are proceeding under the assumption that the Transco will begin operations on the Operations Date and are therefore making all of the requisite
FERC filings to have the Transco OATT effective as of such date.] The transmission systems of the Member Utilities (and the Alliant Energy transmission assets that are not being transferred to the Transco) are interconnected at various points and essentially all operate as part of the same reliability and planning council -- the Mid-America Interconnected Network, Inc. ("MAIN"). [N9 - Edison Sault is part of the East Central Area Reliability (ECAR) group but is expected to become part of MAIN by January 1, 2001.] MAIN promotes coordinated planning, construction, operation, maintenance and use of operation and transmission facilities by its members. The Member Utilities' transmission systems were also planned and built on a coordinated basis pursuant to the Wisconsin "advance planning" law in effect from 1975 until 1997. For a map detailing the interconnection of the transmission systems of the Member Utilities, see Exhibit E hereto.

    C.	Transco Operations and Organization

	The Transco will have the exclusive duty to provide transmission service in geographic areas previously served by the Transco members. The Transco will not, however, have that duty in areas where control of transmission facilities has been transferred directly to the Midwest ISO. Wisconsin law prohibits the Transco from bypassing distribution systems and directly serving retail customers.
	As contemplated by the Transco Legislation, the Transco is organized as a limited liability company under Wisconsin law. A Wisconsin limited liability company may elect to be "member managed" or "manager managed." [N10 - Wis. Stat. Section 183.0401(2).] The Transco has elected to be manager managed, and Wisconsin law specifically allows the manager of any limited liability company to be a corporation. [N11 - Wis. Stat.
Sections 183.0401(2)(6), 183.0102(13), and 183.0102(18).]  The
Transco has designated the Corporate Manager, a Wisconsin corporation formed for this purpose, to be its manager. The two legal entities, the Transco and the Corporate Manager, are a single functional unit, as the Corporate Manager exists for the sole purpose of conducting the affairs of the Transco.
	Member Utilities will also purchase shares of the Corporate Manager for cash, in proportion to their percentage interests in the Transco. It is expected that MGE will pay approximately $5,000 for an approximate 5.31% interest in the Corporate Manager. The Corporate Manager will have two classes of stock: Class A and Class B. MGE will receive approximately
5% of the non-voting Class A shares, in proportion to its ownership interest in the Transco. Additionally, each Member Utility, including MGE, will receive one Class B voting share.
	This structure accomplishes two explicit goals articulated by the Wisconsin Legislature in the Transco Legislation. First, the Transco Legislation requires that the transfer of transmission assets be designed to avoid or minimize material adverse tax consequences and, to the extent practicable, satisfy the requirements for a tax-free transfer. [N12 - Wis. Stat.
Section 196.485(5)(b)2.a and 196.485(5)(b)2.b.]  The
"pass-through" tax treatment afforded by the limited liability company structure accomplishes this purpose and avoids any tax-induced retail rate impact from the creation of the Transco. The transfer of assets to a limited liability company is a tax-free transaction and income earned by the Transco will not be taxed twice, as it would in a corporation.
	Second, the Transco Legislation clearly contemplates a transmission company that can access public financial markets.
[N13 - The Transco Legislation refers to an anticipated "initial issuance of securities by the transmission company to any 3d party." Wis. Stat. Section 196.485 (3m)(a)4.] The Transco Legislation also allows any holder of 10% or more equity in a transmission company to, after 3 years, require the transmission company to comply with all state and federal laws necessary for the holder to sell or transfer its ownership interests. [N14 -
Wis. Stat. Section 196.485(3m)(a)5.] Because corporate stock is more readily marketable to the public than member units in a limited liability company, the creation of the Corporate Manager as a stock corporation will facilitate access to public financial markets.
	FERC, in Order 888 and Order 2000, and the Wisconsin Legislature in 1997 Act 204, have recognized that in order to foster competitive markets in electricity, transmission facilities should operate independently from the generation or distribution business. The Transco will further the goals of FERC and ACT 204 in two ways. First, the Transco has applied to join the Midwest ISO ("MISO") and MISO has accepted the application effective on MISO's operation date, at which time the Transco will transfer operational control of its transmission facilities to MISO. [N15 - The Transco Legislation provides that if MISO fails to commence operations or ceases operations, requirements that apply to MISO will apply to any other independent system operator or regional transmission organization that is authorized under federal law to operate in Wisconsin. Wis. Stat. Section 196.485(2)(bx).]
	Second, over time, public ownership of the Transco is expected to increase and ownership by the utilities to decrease, furthering the goal of complete independence of transmission from the generation and distribution businesses. During the first three years of the Transco's existence, no member may transfer its interest in the Transco except to an affiliate or to another member of the Transco. After the three-year period, however, if a Transco member wishes to sell all or part of its interest in the Transco, it can do so by redeeming its Member
Units in the LLC for Class A Shares of the Corporate Manager.
(The member who receives such Class A stock would be free to sell it to a third-party.) Alternatively, the Transco member could sell its member units to the Corporate Manager for cash.
The Corporate Manager would raise the cash for such a purchase by means of a public offering of Class A shares. As the initial members of the Transco sell some or all of their interest to the Corporate Manager, a greater share of the Transco will be owned by the Corporate Manager. The Corporate Manager, in turn, will be owned in greater share by the investing public through the sale of stock. Broader public ownership would move the Transco over time toward the goal of complete independence from the founding utilities and thus from the generation and distribution businesses those utilities engage in.
	Various requirements regarding the ownership and governance of a transmission company in Wisconsin are set forth in the Transco Legislation. [N16 - Wis. Stat. Sections 196.485(3m)(c), 196.485(5), and 196.485.(6).]
	Each utility that transfers its transmission assets to the Transco will receive as consideration membership (LLC) units in the Transco in proportion to the value of the assets transferred. In accordance with the Transco Legislation, the assets transferred will be valued at net book value determined on the basis of the regulated books of account at the time of transfer. [N17 - Wis. Stat. Section 196.485(5)(b)7.] WPPI, which owns no transmission assets, is investing cash in the Transco and will receive membership units in proportion to its investment. Membership units will initially be valued at $10.
The Corporate Manager will also have a membership interest in the Transco by virtue of an investment of $1,000 for 100 membership units.
	The Transco is governed by the Corporate Manager's shareholders and Board of Directors ("Board"). The Board will appoint the chief executive officer (and other officers) of the Corporate Manager. Because the management of the Transco is vested in the Corporate Manger, the governance requirements set forth in the Transco Legislation [N18 - Wis. Stat. Section 196.485(3m)(c).] are satisfied through the provisions of the Corporate Manager's organizational documents as described below.
	The Corporate Manager's Amended and Restated Articles of Incorporation provide for 100,000,000 shares of common stock, with 99,999,990 shares being Class A stock and ten shares being Class B. Initially, each participant's ownership of Corporate Manager Class A stock will be in the same proportion as the participant's ownership interest in the Transco. With 5 initial participants, only 5 of the 10 shares of Class B stock will initially be issued. (Ten thousand shares of Class A Stock will initially be issued.) If at any time a participant's ownership interest in the Transco falls below 2%, then it must sell its share of Class B stock back to the Corporate Manager. [N19 -
Unlike the other participants, WPPI, regardless of its percentage ownership interest in the Transco, may retain its share of Class B Stock.]
	Prior to a public offering, only Class B shares will have voting rights, including the right to elect directors. Each
Class B stockholder will have the right to appoint one director to the Board. An appointee to the Board may be removed only by the participant nominating him or her. The four independent directors required by the Transco Legislation [N20 - Wis. Stat.
Section 196.485.(3m)(c)2, provides: "That at least 4 managers or directors of the transmission company have staggered 4-year terms, are elected by a majority vote of the voting security holders and are not directors, employees or independent contractors of a person engaged in the production, sale, marketing, transmission or distribution of electricity or natural gas or of an affiliate of such person."] will be elected to the Board by a majority vote of the Class B stockholders.
Class B stockholders will also have the following powers:

	(i)	by majority vote, to amend the Articles of
		Incorporation; and
	(ii)	by majority vote, to approve any merger, consolidation
		or sale of all or substantially all of the assets of Corporate Manager.

	After a public offering of stock in the Corporate Manager, Class A stockholders will be entitled to vote and will elect a majority of the Board. Although after a public offering Class B stockholders will only elect a minority of the Board, each Class
B stockholder would continue to have the right to appoint one director to the Board. After a public offering, the rights to amend the Articles of Incorporation and to approve a merger, consolidation or sale of the Corporate Manager will transfer to the Class A stockholders.
	All Class B shares will convert into Class A shares on the earlier of the following events:

	(i)	the Corporate Manager owns more than 50% of the
		Transco membership units; or

	(ii)	the tenth anniversary of the Operations Date; [N21 -
		The Operations Date is January 1, 2001.]

provided that the Board may, by majority vote, elect to override the conversion and keep the Class B shares outstanding after such an event. Such a conversion of Class B shares into Class A shares would mean that, at that time, the Class A shareholders will elect all directors.
	Most decisions of the Board require a majority of a quorum [N22 - A quorum is fixed at two-thirds of the directors until an initial public offering is made, at which time a simple majority will constitute a quorum.] of the Board, including:

	(i)	approving an operating and a capital budget for the
		Transco and the Corporate Manager;

	(ii)	effecting a change in the distribution payment rate of
		the Transco, which will initially be set at 80%;

	(iii)hiring and firing officers and establishing their compensation, including benefit plans;

	(iv)	admitting new participants to the Transco, and
		determining the price therefor;

	(v)	after three years, making an initial public offering
		of the stock of the Corporate Manager;

	(vi)	approving for submission to the shareholders either
		(a) the amendment of the Articles of Incorporation of the Corporate Manager or (b) the merger, consolidation or sale of all or substantially all of the Corporate Manager's assets; and

	(vii)approving changes to the Bylaws (with certain exceptions).

	Unanimous Board approval will be required for the following:

	(i)	to effect a change in the allocation of profits and
		losses;

	(ii)	to effect a public offering prior the third
		anniversary of the Operations Date;

	(iii)to change the number of directors on the Board prior to the tenth anniversary of the Operations Date; and

	(iv)	to make any amendment of the Articles of Incorporation
		or Bylaws that relates to matters requiring unanimity or to amend any provision in the Bylaws that incorporates or embodies a provision of 1999 Wisconsin Act 9.

	The Transco members will enter into an agreement (the "Operating Agreement") which will govern the activities of the Transco. Because the Transco is a manager-managed limited liability company, the Operating Agreement will grant to the Corporate Manager full, complete and exclusive discretion to exercise management control over the business of the Transco.
As the manager, the Corporate Manager is obligated to provide all management services to the Transco, which itself has no management. The Corporate Manager may not resign or be removed as manager without the unanimous consent of the Member Utilities and the Corporate Manager. (The members of the Transco also control the Corporate Manager so if they believe that it is performing inadequately, their remedy is to replace the management of the Corporate Manager, and not the Corporate
Manager as manager of the Transco.) The Corporate Manager also is to have no other role than to serve as manager of the Transco. Thus, it will negotiate all contracts on behalf of the Transco, and make all required filings on the Transco's behalf. The Corporate Manager's employees will either directly or by contract with third parties perform all the functions necessary to run an electric transmission company. Accordingly, all of the Corporate Manager's expenses will be for the account of the Transco. Such expenses will be charged back to the Transco at cost in accordance with Section 13(b) of the Act and Rules 90 and 91 thereunder. The Corporate Manager will have all powers as a manager to do all things necessary and convenient to carry out the Transco's business. The Transco will rely completely on the Corporate Manager to take all actions required in the conduct of the Transco's business.
	It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operations and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation. [N23 - Wis. Stat. Section 196.485
(3m)(a)1.b.] Services provided under the O&M Agreements will include operations services such as inspection, field switching and communications repair; line equipment maintenance services such as line inspection, line repair, grounding, corrosion control and right of way access maintenance; station equipment services including inspection, structure and foundation repair and system testing and maintenance; emergency response services such as field response, emergency clean up response and post-emergency repair; station related services such as grass maintenance, vegetation control and security checks; and other miscellaneous services including grounding repair and major equipment repair. Each utility will commit to maintain the organizational and physical resources needed to perform all services under an O&M Agreement.
	The Member Utilities and the Transco will also enter into one or more services agreements ("Services Agreements") pursuant to which the Member Utilities will provide the Transco with certain services not covered by the O&M Agreements. Services provided under the Services Agreements include control center services including the provision and supervision of control center operator labor and dispatch of field operations personnel; real estate services which include real estate records management, encroachment monitoring, lease management, billing and collection, joint facility management and route planning, siting and selection; project services necessary for the design, functioning and construction of capital projects including engineering, protection and control design, procurement and construction; environmental services; supply chain services including sourcing, logistic, inventory and warehousing functions; engineering services; planning services and other miscellaneous services.
	The decision to employ the O&M Agreements and the Services Agreements just referred to has been made pursuant to the requirements of the Transco Legislation, which provides that the Transco shall,

[S]ubject to any approval required under state or federal law, contract with each transmission utility that has transferred transmission facilities to the transmission company for the transmission utility to provide reasonable and cost-effective operation and maintenance services to the transmission company during the 3-year period after the transmission company first begins operations. The transmission company and a transmission utility may, subject to any approval required under federal or state law, agree to an extension of such 3-year period.

The rationale for this statutory mandate is that, at least during the initial 3-year period, economy, reliability and safety will best be served if the required services are provided to the Transco by the utilities whose transmission assets are being transferred. Those utilities have the resources, and their personnel have the expertise and the experience with the transmission assets, to provide the required services safely, reliably and economically. The agreements provide that the covered services will be rendered at cost, except that unless otherwise prohibited by law, the Transco will commit to use an annual minimum of 85% of the number of hours of a member utility's own labor used in a representative year for transmission facilities maintenance. The rationale for this provision is that the utilities will be committing labor and other resources to performance of the services required by the Transco and will incur the costs of that resource commitment.
	MGE is not subject to the Commission's jurisdiction regarding transactions limited to cost. Nevertheless, the Applicant believes that the terms of the Services Agreements and the O&M Agreements provide fair, reasonable, and equitable compensation for the costs incurred to render services to the Transco and are consistent with the requirements of Section 13e of the Act.
	The Transco will enter into an Asset Contribution Agreement ("ACA") with each Member Utility that is contributing transmission assets. The ACA provides for each Member Utility to identify the real estate rights of way and personal property that are to be contributed, and establishes the form of those conveyances. In brief, the assets conveyed are required to be all those necessary to enable the Transco to conduct transmission operations. Each Member Utility will make certain representations with respect to those assets conveyed, and will agree to indemnify the Transco in the event of a breach of those representations.
	Additionally, the Member Utilities and the Transco will enter into a Forming Party Agreement Regarding System Operating Procedures ("Forming Party Agreement") which memorializes certain principles of the Transco transmission system operation that the Member Utilities agreed are necessary to ensure that transmission system reliability and efficiency are continued during the transition of system control from the Member
Utilities to the Transco. No services will be provided under the Forming Party Agreement, though some of the principles articulated in the Forming Party Agreement have been incorporated into other agreements, such as service agreements, between the Member Utilities and the Transco.
	The distribution systems owned and operated by the Member Utilities are currently interconnected with the current Member Utilities' transmission systems. On January 1, 2001, when the Transco will take over ownership and operation of the Member Utilities' transmission systems, the Member Utilities' distribution systems will then be interconnected with the Transco's transmission system. Each Member Utility will enter into a Distribution-Transmission Interconnection Agreement
(each, a "D-T Agreement") which will contain the terms and conditions that will govern the interconnection of the Member Utilities' distribution systems with the Transco transmission system, addressing such matters as maintenance, operating and meter standards, access to facilities and liability issues. The D-T Agreements contain no provisions for the payment of rates or charges to the Transco for the Transco's provision of interconnection services to the Member Utilities.
	The Member Utilities' generators are currently interconnected with the Member Utilities' transmission systems.
On January 1, 2001, the Member Utilities' generators will then be interconnected with the Transco's transmission system. Each Member Utility will enter into a Generation - Transmission Interconnection Agreement (each a "G-T Agreement") which will govern the terms and conditions that will govern the interconnection of the Member Utilities' generators with the Transco transmission system, addressing such matters as maintenance, operating and metering standards, access to facilities, redispatch, provision of ancillary services and liability issues. The G-T Agreements contain no provisions for the payment of rates or charges to the Transco for the Transco's provision of interconnection service to the Member Utilities' generators.
	The Member Utilities will each enter into a Network Operating Agreement ("NOA") and Network Integration Transmission Service Agreement ("NITSA") with the Transco. These agreements are transmission service agreements pursuant to the Transco's
OATT on file at FERC for the provision of network integration transmission service. The NITSA is a form agreement on file at FERC. The NITSA specifies the network resources and network load that will be served under the agreement. The NOA contains the specific operating provisions that allow a network customer to integrate its load and resources as provided in the OATT.
	WPPI, and any other transmission-dependent tax-exempt entity that participates in the Transco, will also be members of the Transco, but will not be contributing transmission assets. Because the participation of tax exempt entities like WPPI will reduce the transmission revenue otherwise received by the Transco, [N24 - Based on FERC precedent with respect to natural gas pipelines, the revenue requirement reflected in the Transco's FERC petition includes provision for income taxes payable by its members with respect to Transco income. The participation of any tax-exempt entity in the Transco will reduce that revenue requirement and therefore each tax-exempt Transco member must make contributions to the Transco to make up for the diminished return of the other members. Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax-exempt entities.] such entities will purchase their interests for a price that is designed to keep the other participants whole. It is anticipated that funds received from WPPI and any other tax-exempt Transco member will be used to fund outlays necessary to pay start-up costs and construction work-in-progress or be used as cash working capital. The tax-exempt purchase price will be recalculated annually, such that all tax-exempt participants will be required to make additional cash contributions (or receive a refund of any "over contributed" funds) to ensure that the return otherwise payable to the other transmission-contributing participants is not diminished because of the tax exempt entities' participation.
	No Member Utility will be obligated to make any additional capital contributions to the Transco or the Corporate Manager; however, there may be additional contributions if a majority of the Corporate Manager's directors determine that such additional capital is appropriate. The Operating Agreement will establish a target dividend rate of 80% of the Transco's earnings, subject to adjustment.
	More detailed information regarding the financing and governance of the Transco and the Corporate Manager is contained in the August 15, 2000 Application of Alliant Energy, SEC File
No. 70-9735 (the "Alliant Application").

    D.	Transferred Properties

	MGE proposes to transfer ownership and control of its transmission assets to the Transco. [N25 - For a complete list of these facilities, please see MGE's sec. 203 application to
FERC (D-1).] The Transco will acquire from MGE transmission facilities that operate at voltages of 345 kV, 138 kV and 69 kV, excluding radial facilities. The MGE transmission assets proposed to be transferred include:
	-	Transmission lines (including towers, poles, and
		conductors);
	-	Transformers providing transformation within the
		bulk transmission system and between the bulk and
		area transmission systems; and
	-	Substations that solely provide a transmission
		function.
	The determination as to what MGE assets constitute "transmission" assets to be transferred to the Transco has been made pursuant to an order of the Wisconsin Commission, dated
July 13, 2000, in Docket No. 05-EI-119. The PSCW conducted a proceeding specifically to provide direction on this issue to the Wisconsin utilities. [N26 - See Investigation into the Classification of Transmission Facilities Pursuant to Wis. Stat. Sec. 196.485(1)(h), Docket No. 05-EI-119.] Under the Wisconsin Commission Order, MGE has made its compliance filing to list its transmission assets and to request exceptions. By Letter Order dated December 20, 2000, the Wisconsin Commission approved MGE's compliance filing. MGE will file as an exhibit the Wisconsin Commission order accepting MGE's compliance filing as a post effective amendment.
	A breakdown of MGE's transmission assets to be contributed to the Transco is provided in Exhibit I. It is expected that, as of December 31, 2000, the original cost of the MGE transmission assets will be approximately $86 million. The net book value (original cost less accumulated depreciation) of the MGE transmission assets at December 31, 2000 is expected to be approximately $47 million, and the contribution value is expected to be approximately $33 million.
	The facilities MGE will transfer to the Transco do not include distribution or generation facilities or radial lines used to provide retail service. Distribution facilities include all facilities with voltages below 50 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level.
	The Transco will be under a statutory mandate to transfer operational control of its jurisdictional facilities to the Midwest ISO. Prior to the transfer, the Transco will have operational control of the transmission system contributed by Wisconsin utilities; provide ancillary services; operate an Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer the Transco OATT. The Transco will also be responsible for the maintenance of the transmission facilities under its ownership and control and will assume responsibility for transmission system planning. After the transfer to the Midwest ISO, the Transco will make changes to its OATT to accommodate operational differences between the Transco and the Midwest ISO open access transmission tariff.
	MGE will enter into a bill of sale, deeds, easement assignments and other documentation with the Transco governing the conveyance of its respective transmission assets. The transmission assets transferred to the Transco will include
MGE's rights and interests in any contracts under its existing
Open Access Transmission Tariff (the "MGE OATT").
	In addition to the assets from MGE, it is expected that the Transco will also acquire transmission assets from WPL, South Beloit, Wisconsin Electric, Edison Sault and WPS. The Transco is also expected to acquire the incidental transmission facilities of transmission-dependent utilities, such as WPPI's member municipal utilities. The Transco will assign a nominal value of $10 to each member unit initially issued in exchange for transmission assets.
	The Transco will offer ancillary services under the Transco's OATT. Because the Transco will own no generating facilities, it will purchase ancillary services from third parties and resell them under its OATT. The Transco expects to enter into agreements to purchase must-run and ancillary services from generators in the control areas of MGE, WPL, WPS and Wisconsin Electric. The Transco will contract for must-run operations and ancillary services with the generators located in its control area and connected to its transmission system. In accordance with Wisconsin law, the Transco will not, however, engage in the purchase and sale of energy other than to obtain necessary ancillary services required by its customers.
	Upon receipt of necessary regulatory approvals, the Transco will begin providing open access transmission services under its OATT to those existing open access customers currently served by MGE under the existing MGE OATT and to any other eligible customer requesting transmission service from the Transco. MGE will become a transmission customer of the Transco under its transmission tariff. Where MGE is responsible for providing transmission service under agreements or tariffs pre-dating FERC Order No. 888 ("grandfathered agreements"), the Transco will make its transmission system available under the Transco OATT in order to provide transmission service to customers under the grandfathered agreements.

    E.	Related Orders and Applications Pertaining to the
		Establishment of the Transco and Corporate Manager

	On August 3, 2000, Alliant and WPL obtained a Commission order authorizing them to: (i) acquire small membership interests in the Transco; (ii) acquire a small percentage of the capital stock of the Corporate Manager; and (iii) authorizing Alliant, through September 30, 2001, to guarantee the Transco's payment obligations under a credit agreement and to enter into a reimbursement agreement with the Transco. [N27 - Alliant Energy Corporation, HCAR No. 27206 (August 3, 2000).]
	On August 15, 2000, WPL, South Beloit, the Transco and the Corporate Manager filed the Alliant Application seeking
Commission authorization for: (i) WPL to transfer ownership and control over its transmission assets to the Transco; (ii) South Beloit to transfer ownership and control over its transmission assets to the Transco; (iii) WPL and South Beloit to receive, in exchange for their transmission assets, member units, i.e., shares, of the Transco; (iv) WPL to purchase Class A shares of the Corporate Manager; (v) WPL to purchase one Class B share of the Corporate Manager; (vi) the Transco's issuance of member units in exchange for transmission assets, in the case of transmission-owning Transco members, or cash, in the case of transmission-dependent Transco members; and (vii) the Corporate Manager's issuance of its Class A and Class B shares in exchange for cash payments.
	WPL and South Beloit have also sought Commission authorization through June 30, 2004 for external financing by the Transco and the Corporate Manager through various forms of
(i) short-term debt financing; (iii) long-term debt financing;
and (iii) equity financing in the form of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco.
	This Application, the Alliant Application and any applications filed by other Member Utilities should be viewed as companion filings. All must be approved expeditiously if the Transco is to commence operations prior to the Operations Date.
If the Commission does not act within this timeframe certain Applicants will be in violation of the Transco Legislation and may face adverse regulatory consequences. [N28 - For example, pursuant to Wis. Stats. Sec. 196.485(8), any public utility affiliate that does not complete the contribution of its transmission facilities to the Transco by January 1, 2000, will be subject to a penalty of $25,000 for each day that the contribution is delayed if the Transco is legally able to accept the contribution.]

ITEM 2:	FEES, COMMISSIONS AND EXPENSES.

	The fees, commissions and expenses incurred, or to be incurred, in connection with the transactions proposed herein consist largely of attorney fees which will be approximately
$475,000.

ITEM 3:	APPLICABLE STATUTORY PROVISIONS

	MGE believes that the proposed transaction is regulated by Sections 9(a)(2) and 10 of the Act. To the extent the Commission finds that the transaction requires authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, MGE hereby requests such authorization, approval or exemption.
	When the transmission assets of the Member Utilities are transferred to the Transco, the Transco will become an "electric utility company" under Section 2(a)(3) of the Act and a "public utility company" under Section 2(a)(5). In addition, the Corporate Manager, by virtue of its ownership interest in, and management of, the Transco, will also become an "electric utility company" and a "public utility company." As a result of the proposed transaction, MGE will be acquiring 5% or more of the outstanding voting securities of the Transco and Corporate Manager. As a consequence, MGE's acquisition of an interest in the Transco and Corporate Manager will be subject to the Commission's approval pursuant to Section 9(a)(2) of the Act. Therefore, MGE believes that the proposed transaction cannot proceed without the Commission's approval under Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

    A.	Section 10 Standards

	The statutory standards to be considered by the Commission in evaluating the transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act. For the reasons set forth in detail below, the transaction fully complies with such sections.

	1.	Section 10(b)

		Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the
Commission finds that:
		(1)	such acquisition will tend towards interlocking
			relations or the concentration of control of
			public-utility companies, of a kind or to an
			extent detrimental to the public interest or the interest of investors or consumers;
		(2)	in case of the acquisition of securities or
			utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or
		(3)	such acquisitions will unduly complicate the
			capital structure of the holding-company of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

	    a.	Section 10(b)(1)

	The proposed transaction will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumer.
	The Corporate Manager will initially have a ten member Board of Directors. While five directors will be appointed by the Member Utilities, four directors will be independent, as mandated by the Transco Legislation. The remaining director will be the chief executive officer of the Corporate Manager.
The employees of the Transco and the Corporate Manager will not be employees of any of the member utilities. Therefore, any interlocking relations will be minimal, at most.
	Similarly, the proposed transaction will not tend toward any "concentration of control of public utility companies" that is detrimental to the public interest or the interest of consumers or investors. The end result of the formation of the Transco will not be the concentration of control over the Wisconsin transmission system, but rather the dilution of control. There will be at least five member utilities with input, through the Corporate Manager, over decisions as to the management and operation of the Transco's transmission assets.
One of these Member Utilities -- WPPI -- currently has no such input. Indeed the creation of the Transco will encourage competition, rather than concentrate control.

	    b.	Section 10(b)(2)

	Under Section 10(b)(2) of the Act, the Commission must determine whether the consideration to be paid in connection with the transaction "including all fees, commission and other remuneration ... is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of ... the utility assets underlying the securities to be acquired
 ...."
		i.	Fairness of Consideration

	Section 10(b)(2) of the Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in, and the earning capacity of, the utility assets underlying the securities being acquired. All transmission assets that will be transferred to the Transco will be valued based on the same methodology. This methodology is generally mandated by the Transco Legislation and the specifics have been arrived at as the result of arms-length negotiations among all of the Member Utilities, subject to the review and approval of the Wisconsin Commission. Applicants further believe that such consideration bears a fair relation to the investment in and the earning capacity of the transmission assets to be transferred because it is based on the Contribution Value of those assets. Because the Transco's rates will also be subject to FERC approval, it can be expected that those rates (which will largely also be based on the same Contribution Value) will permit the Transco to earn a fair return on them as well. This being the case, all Member Utilities, including MGE, can expect to earn a fair return on their investment.

		ii.	Reasonableness of Fees

	An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transaction. Applicants believe that such fees and expenses are reasonable and customary for a transaction of this kind and that the standards of Section 10(b)(2) are thus satisfied.

	    c.	Section 10(b)(3)

	Section 10(b)(3) requires that the Commission determine whether the proposed transaction will unduly complicate MGE's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of MGE's system. The corporate capital structure of MGE after the consummation of the proposed transaction will not be unduly complicated.
	The ownership structure of the Corporate Manager and the Transco has been designed to simplify management of the Transco and to facilitate public investment in the Transco enterprise through a public offering of stock in the Corporate Manager, such stock being more attractive to investors than would be the equivalent member units (LLC interests) of the Transco.
Although such structure introduces an additional corporate layer into the MGE system, the Transco and the Corporate Manager will, as a practical matter, function as one entity. The Corporate Manager has been introduced simply to make public investment in the Transco enterprise more "investor-friendly".
	In any event, as set forth more fully elsewhere in this Application/Declaration the proposed formation of the new transmission company is expected to result in benefits to the public and to consumers and investors of the MGE holding company system.
	The transfer of the MGE Transmission Assets to the Transco in exchange for a membership interest in the Transco will not be detrimental to the investors in MGE. There are currently outstanding approximately $115 million principal amount of MGE first mortgage bonds which are secured by permanent additions having a depreciated book value of approximately $402 million as of September 30, 2000. Of this amount, approximately $192 million of permanent additions (166 2/3% of the principal amount of the bonds) were applied to the issuance of the bonds with the balance available for additional bonding or other applications permitted by the mortgage indenture securing the bonds. The aggregate depreciated book value of the MGE Transmission Assets is approximately $47 million. After the release of the Transmission Assets from the lien of the indenture, MGE will substitute other property additions not presently under a lien of indenture for the purpose of securing its bonds. Following the release of the MGE Transmission Assets from the lien of the mortgage indenture, MGE's outstanding first mortgage bonds will be secured by permanent additions with a depreciated book value of more than 3.0 times the aggregate principal amount of those bonds.
	MGE has no intention to issue additional first mortgage bonds; however, it does intend to transfer additional utility assets free of the lien of the indenture in connection with the proposed further restructuring of its operations. Any such further transfers will be made in accordance with the terms of the indenture.
	With respect to the equity investors in MGE (common stockholders) and holders of MGE's unsecured debt securities, MGE's total assets will not be materially affected by the proposed transaction. MGE will receive directly or indirectly an equity interest in the Transco that approximates the value of the MGE Transmission Assets transferred to the Transco.
	MGE is required by order of the Public Service Commission of Wisconsin to maintain a capital structure in which equity constitutes 50% to 55% of total capital. The proposed transaction will not adversely affect MGE's ability to maintain a balanced capital structure in accordance with the requirements of the Public Service Commission of Wisconsin.

	2.	Section 10(c)

	Section 10(c) of the Act provides that:
		Notwithstanding the provisions of subsection (b), the Commission shall not approve:
		(1)	An acquisition of securities or utility assets,
			or of any other asset, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or
		(2)	The acquisition of securities or utility assets
			of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of any
			integrated public utility system ....

	    a.	Section 10(c)(1)

	Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act, or detrimental to the carrying out of the provisions of Section 11 of the Act.
	Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in, or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the transactions contemplated herein.
	Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed, and is thus not applicable to the transactions contemplated herein.

	    b.	Section 10(c)(2)

	As the following discussion will demonstrate, the proposed transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system as required by Section 10(c)(2) of the Act.

			(i)	Efficiencies and Economies.

	The proposed transaction tends toward a variety of efficiencies and economies. It implements the legislative intent of the Transco Legislation to meet the reliability and competitive needs of the State of Wisconsin by: 1) creating a single transmission system without pancaked rates; 2) encouraging creation of a regional grid; 3) simplifying administration of the highly constrained MAPP-MAIN interface by eliminating the multiple ownership of the MAIN side of the interface; [N29 - Wisconsin is split between two reliability councils, with the Western part of the state belonging to MAPP and the eastern part of the state belonging to MAIN. Currently transfer capacity at the MAPP/MAIN interface is limited.] 4) increasing access from the south and west by creating incentives to improve overall import capability; and 5) preserving the value of the current owners' investments in the transmission system without write-up of the value of the assets. The Transco also takes the functional unbundling requirement of FERC Order Nos. 888 and 2000 a step further by separating transmission from generation and distribution into a separate corporation. In addition, by combining the transmission systems of several utilities, the Transco will provide operational benefits, such as internalizing loop flow, eliminating constraints, and permitting calculation of available transmission capability on a system wide basis.

			(ii)	Integrated Public Utility System

	As applied to electric utility companies, the term
"integrated public utility system" is defined in Section
2(a)(29)(A) of the Act as:
		a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one
		or more electric utility companies, are physically interconnected or capable of physical interconnection
		and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area
		or region, in one or more states, not so large as to impair (considering the state of the art and the area
		or region affected) the advantages of localized management, efficient operation, and the effectiveness
		of regulation.
	The Commission has previously taken notice of developments
that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed
transactions in light of those developments. [N30 - See, e.g.,
American Electric Power Co., HCAR No. 27186 (June 14, 2000)
(AAEP Order); New Century Energies, Inc., HCAR No. 26748 (Aug.
1, 1997) (approving transactions relating to combination of a
Colorado gas and electric utility company and intrastate exempt holding company and a New Mexico electric utility company),
citing Hearing on Regulation of Public Utility Holding Companies
Before Subcomm. on Telecommunications and Finance and Subcomm.
on Energy and Power of the House of Representatives Comm. on
Commerce, 104th Cong., 1st Sess. (Aug. 4, 1995) (testimony of
Arthur Levitt, Chairman, SEC).  See also Rust v. Sullivan, 500
U.S. 173, 186-87 (1991) (stating that "an agency is not required to" establish rules of conduct to last forever, "but rather must be given ample latitude to 'adopt [its] rules and policies to the demands of changing circumstances.'") (citations omitted);
Shawmut Assn. v.  SEC, 146 F.2d 791, 796-97 (1st Cir. 1945)
(stating that an agency "is expected to treat experience not as a jailer but as a teacher").]
	Based on the statutory definition, the Commission has
established four standards that must be met before it will find that an integrated public-utility system will result from a
proposed acquisition of securities:
		(1)  the utility assets of the system are physically
			interconnected or capable of physical
			interconnection;
		(2)	the utility assets, under normal conditions, may
			be economically operated as a single
			interconnected and coordinated system;
		(3)  the system must be confined in its operations to
			a single area or region; and
		(4)  the system must not be so large as to impair
			(considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. [N31 - Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th
			Cir. 1990), quoting In re Electric Energy, Inc.,
			38 S.E.C. 658, 668 (1958).]

The proposed transaction satisfies all four of these requirements. In examining proposed transactions to determine whether the integration requirements have been satisfied, the Commission has "interpreted the Act and analyzed transactions in the light of ... changed and changing circumstances." [N32 - AEP Order.] Applicants believe that the Transco Legislation, as well as the recent FERC Order No. 2000, both of which strongly encourage transmission company formation, constitute such changing circumstances which the Commission should consider when evaluating the proposed transaction.

		(a)	Physical Interconnection

	In view of the above, the facts presented clearly support a finding that the utility assets of the Transco will be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act once the transactions contemplated herein are completed. Indeed, as discussed in Item 1, the utility assets to be owned by the Transco are already physically interconnected.

		(b)	Single Interconnected and Coordinated System.

	Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system."
The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy dictate. [N33 - See UNITIL Corp., HCAR No. 25524 (Apr. 24, 1992).] As discussed above, the transmission assets that will be transferred to the Transco will be operated in a manner that satisfies the standard of economic and coordinated operations in Section 2(a)(29)(A) of the Act. Moreover, the proposed transaction is expected to result in greater coordination and more efficient allocation of the provision of transmission services within the area served by the Transco.

		(c)	Single Area or Region

	The "single integrated system" of the Transco will initially be the central and eastern portions of the State of Wisconsin and small adjacent areas of the Michigan Upper Peninsula and Illinois. Through the membership of additional transmission-owning-utilities, the Transco's system may grow to include other parts of Wisconsin and portions of other Midwestern states.

		(d)	Localized Management, Efficient Operation and
			Effective Regulation

	The creation of the Transco will not impair localized
management, efficient operation or effective regulation by
reason of its size.  Moreover, the Commission's past decisions on "localized management" show that the proposed transaction fully preserves the advantages of localized management.  In such cases, the Commission has evaluated localized management in
terms of:
		(1)	responsiveness to local needs [N34 - See American
			Electric Power Co., HCAR No. 20633 (July 31,
			1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., 37 S.E.C. 28, 36 (1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers").];

		(2)	whether management and directors were drawn from
			local utilities [N35 - See Centerior Energy
			Corp., HCAR No. 24073 (April 29, 1986)
			(advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities)];

		(3)	the preservation of corporate identities [N36 -
			See Northeast Utilities, HCAR No. 25221 (December 21, 1990) (utilities "will be maintained as
			separate 	New Hampshire corporations ...
			[t]herefore the advantages of localized
			management will be preserved"); Columbia Gas
			System, Inc., HCAR No. 24599 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary).]; and

		(4)	the ease of communications [N37 - See American
			Electric Power Co., HCAR No. 20633 (July 21,
			1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation")].

	These elements will all be satisfied here. The Transco is being created in response to local needs. The Wisconsin Legislature has determined that the Transco will improve electric service in Wisconsin. Each local utility (except
Edison Sault and South Beloit) will elect one director to the Corporate Manager's Board of Directors. Each Member Utility will continue to exist after the transmission assets are transferred to the Transco. Finally, communication
Communication between the Transco and its members will flow easily. [N38 - In addition, under the Transco Legislation, the Transco and/or the Midwest ISO are obligated, to the maximum extent practicable, to "eliminate[] advantages in electric generation, wholesale and retail markets that are otherwise related to ownership, control or operation of transmission facilities" and "[s]atisf[y] the reasonable needs of transmission users in this state for reliable, low-cost and competitively priced electric service." Wis. Stat. Sec. 196.485(3)(c).]

	3.	Section 10(f)

	Section 10(f) provides that:
		the Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.
As discussed above, the Transco is being created pursuant to, and in accordance with, Wisconsin law. As already discussed, Wisconsin law provides an incentive for Wisconsin public utility holding companies to transfer their transmission assets to a single-purpose transmission company such as the Transco will be.
The Wisconsin Transco Legislation also facilitates and regulates the proposed transaction. As described below, the transaction requires the approval of the Wisconsin Commission. Thus, the requirements of Section 10(f) are satisfied.

ITEM 4:	REGULATORY APPROVALS

	On July 31, 2000, the Transco filed an application with the FERC seeking approval of the Transco OATT, and on September 8, 2000, MGE filed an application with FERC under sec. 203 of the Federal Power Act for approval to contribute its transmission facilities to the ATC. (Docket No. EC00-136-000.) FERC approved MGE's application on November 21, 2000 [N39 - Madison
Gas and Electric Company, Wisconsin Public Service Commission, American Transmission Company L.L.C., Docket No. EC00-136-000,
93 F.E.R.C. Par. 61,215 (Nov. 24, 2000)].  In addition, the
Wisconsin Commission must approve certain aspects of the transactions contemplated herein. To receive those approvals, the ATC and the member utilities filed an application to the Wisconsin Commission on August 18, 2000, and on December 20,
2000, the Wisconsin Commission approved the application.
(Docket No. 137-NC-100.) No other state or other federal agency has jurisdiction in this matter concerning MGE's contributions to the Transco.

ITEM 5:	PROCEDURE

	The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. MGE requests that the Commission's Order be issued as soon as practicable after the notice period and in any event not later than December 1, 2000 in order to accommodate a closing before December 15, 2000. This will facilitate the Member Utilities' meeting the January 1, 2001 deadline contemplated by the Transco Legislation for the commencement of Transco operations and the timely completion of the transmission asset transfers that are required in order for the Wisconsin public utility holding companies to qualify for relief from the Wisconsin non-utility asset cap limit.
	MGE further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the Order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6:	EXHIBITS AND FINANCIAL STATEMENTS

    A.	Exhibits

	A-1	Form of Articles of Organization of the Transco. - -
		Incorporated by reference to Alliant Energy SEC File
		No. 70-9695.

	A-2	Form of Operating Agreement of the Transco. - -
		Incorporated by reference to Alliant Energy SEC File
		No. 70-9695.

	A-3	Form of Articles of Incorporation of the ATC
		Management Inc. - - Incorporated by reference to
		Alliant Energy SEC File No. 70-9695.

	A-4	Articles of Amendment to the Articles of Incorporation
		of ATC Management Inc. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

	A-5	Amended By-laws of ATC Management Inc. - -
		Incorporated by reference to Alliant Energy SEC File
		No. 70-9695.

	B-1	Form of O&M Agreement. - - Incorporated
		by reference to Alliant Energy SEC file No. 70-9695.

	B-2	Form of Services Agreement. - - Incorporated by
		reference to Alliant Energy SEC file No. 70-9695.

	B-3	Form of Asset Contribution Agreement. - - Incorporated
		by reference to Alliant Energy SEC file No. 70-9695.

	B-4	Form of Transco Forming Party Agreement. - -
		Incorporated by reference to Alliant Energy SEC file
		No. 70-9695.

	B-5	Form of Transco Generation - Transmission
		Interconnection Agreement. - - Incorporated by reference to Alliant Energy SEC file No. 70-9695.

	B-6	Form of Network Operating Agreement. - - Incorporated
		by reference to Alliant Energy SEC file No. 70-9695.

	B-7	Form of Transco Distribution - Transmission
		Interconnection Agreement. - - Incorporated by reference to Alliant Energy SEC file No. 70-9695.

	C	Not Applicable.

	D-1	Application of MGE to FERC under sec. 203 of the
		Federal Power Act.

	D-2	Omnibus Application of the Transco and Member
		Utilities to the Public Service Commission of
		Wisconsin.  - - Incorporated by reference to Alliant
		Energy SEC File No. 70-9695.

	D-3	Supplement to Omnibus Application. - - Incorporated by
		reference to Alliant Energy SEC file No. 70-9695.

	D-4	Compliance Filing of MGE to Public Service Commission
		of Wisconsin pursuant to its Order of July 13, 2000 in Docket No. 05-EI-119.

	D-5	Application of the Transco to FERC under sec. 205 of
		the Federal Power Act - - Incorporated by reference to Alliant Energy SEC file No. 70-9695.

	D-6	Order of FERC regarding Transco Application - -
		Incorporated by reference to Alliant Energy SEC file
		No. 70-9695.

	E	Interconnection Map -- to be incorporated by reference
		or filed pursuant to Form SE - - Incorporated by reference to Alliant Energy SEC file No. 70-9695.

	F-1	Preliminary Opinion of Counsel.*

	F-2	Past-tense Opinion of Counsel.*

	G	Not applicable.

	H 	Form of Notice.

	I	Description and valuation of transferred assets.

* To be filed by amendment.

    B.	Financial Statements.

	1.1	Balance Sheet of MGE and consolidated
		subsidiaries, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of MGE for the quarter ended June 30, 2000) (File No. 0-1125).
	1.2	Statement of Income of MGE and consolidated
		subsidiaries for the six months ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of MGE for the quarter ended June 30, 2000) (File No. 0-1125).
	1.3	Balance Sheet of MGE as of June 30, 2000
		(incorporated by reference to the Quarterly
		Report on Form 10-Q of MGE for the quarter ended June 30, 2000) (File No. 0-1125).
	1.4	Statement of Income of MGE for the period ended
		June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of MGE for the six months ended June 30, 2000) (File No. 0-1125).


ITEM 7:	INFORMATION AS TO ENVIRONMENTAL EFFECTS

	None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of MGE that will have an impact on the environment.
	MGE is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

				  SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, MGE has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

				MADISON GAS AND ELECTRIC COMPANY


				By:	/S/ Mark C. Williamson
					Mark C. Williamson
					Executive Vice President and
					Chief Strategic Officer

					Dated: December 27, 2000